UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: August 22, 2007

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 600 – 200 Burrard Street, Vancouver, British Columbia V6C 3L9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)
Date: August 22, 2007	By:	/s/ Karen L. Dunfee
Karen L. Dunfee Corporate Secretary

EXTERNAL NEWS RELEASE

07-26-TC

For Immediate Release:	August 22, 2007

TECK COMINCO ACQUIRES APPROXIMATELY 93% OF AUR RESOURCES COMMON SHARES

Vancouver, BC -- Teck Cominco Limited [TSX:TCK.A and TCK.B, NYSE:TCK] is pleased to announce that 93,620,968 common shares of Aur Resources Inc. [TSX:AUR and SSE:AUR] (“Aur Shares”) have been validly deposited pursuant to the offer (“Offer”) made by Teck Cominco to acquire all Aur Shares. All conditions of the Offer have now been satisfied. Teck Cominco has taken up and accepted for payment all Aur Shares tendered, which represent approximately 93% of the outstanding Aur Shares on a fully-diluted basis. Payment for Aur Shares taken up today will be made on or before August 24, 2007.

Under the Offer, Aur shareholders could elect to receive either C$41.00 in cash, or 0.8749 of a Teck Cominco Class B subordinate voting share and C$0.0001 in cash, per Aur common share, subject in each case to pro-ration. Aur shareholders who elected to receive shares will receive 0.8749 of a Teck Cominco Class B subordinate voting share and C$0.0001 in cash for each Aur Share tendered and those who elected to receive cash will receive C$32.54 in cash and 0.1805 of a Teck Cominco Class B subordinate voting share for each Aur Share tendered, subject in each case to adjustment for fractional shares. In aggregate, Teck Cominco will pay approximately C$2.9 billion in cash and issue approximately 20.5 million Class B subordinate voting shares as consideration for Aur shares tendered to date.

The Offer expired at midnight Vancouver time on August 21, 2007 and will not be extended. Teck Cominco intends to acquire all Aur Shares not tendered to the Offer by way of a compulsory acquisition pursuant to the Canada Business Corporations Act. Teck Cominco will shortly mail a notice of compulsory acquisition to acquire all Aur Shares not acquired pursuant to the Offer.

Teck Cominco has now taken effective control of Aur, and is working with management of Aur to integrate Aur’s operations with those of Teck Cominco as soon as possible. At a meeting of the Aur board of directors to be held later today, Teck Cominco expects to replace the current board of Aur with nominees of Teck Cominco, and to appoint officers of Aur. Peter Kukielski, Executive Vice President and Chief Operating Officer of Teck Cominco, will be appointed Chief Executive Officer of Aur, with responsibility for integration.

TECK COMINCO LIMITED

200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9 -TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com

About Teck Cominco

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B. and the New York Stock Exchange under the symbol TCK. Teck Cominco is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.

For further information, please contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

Teck Cominco Limited

(604) 685-3005

greg.waller@teckcominco.com